August 22, 2018

VIA EDGAR

Lauren Hamilton and Mindy Rotter

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Dear Mses. Hamilton and Rotter:

On behalf of Legg Mason Partners Institutional Trust (the “Registrant”), we are filing this letter to respond to comments relating to various filings made by the Registrant with respect to Western Asset SMASh Series TF Fund, a series of the Registrant (the “Fund”), that were received orally from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 8, 2018. For convenience of reference, summaries of the comments of the Staff have been included herein.

1.

Comment: The Staff noted that the Registrant’s Form N-CSR filing for the Fund’s fiscal year ended February 28, 2018 (the “2018 N-CSR”) did not use the latest form of Form N-CSR, and requested that the Registrant use the current form in the future. Upon further discussion, the Staff noted that an additional item had recently been added to the form.

Response: In response to the Staff’s comment, the Registrant confirms that in the future it will use the current version of Form N-CSR (i.e., the version that includes a new Item 12 relating to securities lending activities for closed-end management investment companies).

2.

Comment: The Staff referred to a footnote on page 5 of the 2018 N-CSR relating to a yield curve graph. The Staff asked that the Registrant confirm that such graph appears in the Fund’s annual report to shareholders for the applicable period. The staff noted that the graph does not appear in the electronically filed version of the 2018 N-CSR and requested that the Registrant provide a transcribed version of the graph in electronic filings in the future.

Response: In response to the Staff’s comment, the Registrant wishes to clarify that the footnote in question does not refer to a graph included in the annual report to shareholders. Rather, the footnote explains the meaning of the term “yield curve,” which appear in the first paragraph of the first answer of the Q&A section on page 1 of the annual report.

3.

Comment: The Staff requested that the Registrant include a discussion of credit or liquidity enhancement arrangements associated with the variable rate demand obligations within the Notes to the Financial Statements. The Staff cited ASC 946-210-45-8.

Response: The Registrant advises that, as a general matter, credit or liquidity enhancements associated with variable rate demand obligations are disclosed as part of the security description within the Schedule of Investments – for example, specifying where applicable when there is a liquidity facility, letter of credit or standby bond purchase agreement and the name of the third-party provider of that feature. The Registrant also advises that there is footnote disclosure within the Schedule of Investments which states that variable rate demand obligations have a demand feature under which the Registrant can tender back to the issuer or liquidity provider on no more than seven days’ notice.

4.

Comment: The Staff noted the disclosure of purchase and sale transactions made in accordance with Rule 17a-7 under the Investment Company Act of 1940. The Staff requested that, in future filings, the Registrant also include the aggregate related realized gain or loss or other relevant transactional amounts for the period for which income statements are presented. The Staff cited ASC 850-10-50.

Response: The Registrant advises that as disclosed within Note 2, the Registrant’s Rule 17a-7 transactions involve short-term variable rate demand obligations. These instruments are generally purchased and sold at par and, therefore, the Fund has not realized gain or loss in such transactions. The Registrant advises that if the Fund were to realize any gain or loss in Rule 17a-7 transactions, those gains or losses would be disclosed.

5.

Comment: The Staff stated that, on a going forward basis, in order to satisfy the reporting requirements of Forms N-1A and N-2 as relating to the change in the auditor, they suggest that investment companies include a narrative summary in the Notes to Financial Statements contained in shareholder reports, in management’s discussion of the investment company’s performance or as supplemental information contained in the investment company’s shareholder report. The Staff further noted that investment companies should include this information in the first shareholder report that is issued subsequent to the Board of Director’s approval of a change in auditors and that the summary disclosure should conform to the requirements of Item 304 of Regulation S-K. The Staff stated that they did not note this information to be included in the 2018 N-CSR.

Response: In response to the Staff’s comment, the Registrant respectfully advises that the change in the Fund’s auditors occurred in August 2017 and that disclosure regarding this change, in compliance with Item 304 of Regulation S-K, was reported in the Fund’s semi-annual report to shareholders relating to the period ended August 31, 2017, which was filed with the Commission on October 25, 2017. The disclosure appears under the heading “Additional information – Change in Independent Registered Public Accounting Firm.” The Registrant notes that, in accordance with Instruction 1 of Item 304 of Regulation S-K, disclosure regarding the change in the Fund’s auditors was not required to be repeated in the 2018 N-CSR as such information had been previously disclosed.

6.

Comment: The Staff asked whether the fees waived under the Fund’s expense limitation agreement are subject to recoupment and, if so, whether the recoupment period is limited to the period three years from the time the expenses were waived or incurred. The Staff requested that the Registrant disclose the amounts subject to recoupment by year in the Notes to Financial Statements. The Staff cited ASC 946-20-05-08, the 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73), and the AICPA Investment Company Expert Panel Staff Update (March 1, 2012).

Response: In response to the Staff’s comment, the Registrant advises the Staff that the Fund’s expense limitation agreement does not contemplate the possibility of recoupment by the Fund’s manager of fees previously waived.

7.	Comment: The Staff noted the following footnote to the Financial Highlights:

“Calculation of the net gain per share (both realized and unrealized) does not correlate to the aggregate realized and unrealized losses presented in the Statement of Operations due to the timing of sales and repurchases of Fund shares in relation to fluctuating market values of the investments of the Fund.”

The Staff observed that the per share amount should be calculated using the average shares method, but it appears that the net investment income per share and the net realized and unrealized gain per share are very close, $0.24 and $0.15, respectively. The Staff further stated, however, that the Net Investment Income appearing in the Statement of Operations is approximately $224,000, whereas the Net Loss on Investments and Futures Contracts appearing in the Statement of Operations is approximately ($239,000). The Staff requested that the Registrant explain these allocations and how the performance of the Fund is shown at almost 4% in the Fund’s Financial Highlights when the Statement of Operations is showing a Decrease in Net Assets from Operations of approximately ($15,000).

Response: The Registrant advises that the Registrant’s net assets increased from $2,264,325 to $23,936,592 during the fiscal year ended February 28, 2018. As stated within the footnote to the Financial Highlights, the timing of sales and repurchases of Fund shares in relation to the fluctuating market value of the Registrant’s investments caused the net realized and unrealized gain per share to not correlate to the aggregate realized and unrealized gain loss presented in the Statement of Operations. For the six months ended August 31, 2017, net realized gain, change in net unrealized appreciation, and increase in net assets from Fund share transactions were $1,928, $145,305, and $4,094,474, respectively. During the six-month period from September 1, 2017 through February 28, 2018, net realized loss, change in net unrealized appreciation, and increase in net assets from Fund share transactions were ($8,634), ($377,923), and $17,797,072, respectively. The aggregate gain recognized during the first six months of the fiscal year had a greater per share impact due to the smaller base of Fund shares outstanding. Whereas the aggregate loss recognized during the second six months of the fiscal year had a smaller per share impact due to the larger base of Fund shares outstanding.

Please feel free to call the undersigned at 617-951-8267 if you wish to discuss the above responses.

Very truly yours,

/s/ Barry N. Hurwitz

Barry N. Hurwitz

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